Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

EMAIL SUBJECT: Li-Cycle Plans to Go Public!

Dear Li-Cycle Team,

We are thrilled to announce a significant milestone for Li-Cycle, as we plan to go public in the U.S. and list our stock on the New York Stock Exchange (NYSE) through a business combination with a special purpose acquisition company (SPAC), Peridot Acquisition Corp (Peridot) (NYSE: PDAC). Because Peridot is already publicly traded, upon the closing of the business combination Li-Cycle will become a public company and will trade on the NYSE under the new ticker symbol, “LICY”. The boards of directors of Li-Cycle and Peridot have unanimously approved the proposed transaction, and we expect to complete the business combination in the second quarter of 2021. For more information on our upcoming business combination, you can view the press release that we issued this morning announcing the transaction at the following link: Link.

We will continue to operate under the Li-Cycle name and there will otherwise be no meaningful changes to the team or how we conduct business. In other words, it’s business as usual at Li-Cycle.

We believe that this event will provide significant financial resources to fund our global growth strategy. With proceeds of this transaction estimated at $615 million, we are all the more excited to kick off the next chapter in our company’s journey.

As we enter this new chapter, however, there are rules we must all follow, as the SEC has strict guidelines governing external communications. we have designated certain spokespersons for Li-Cycle who can speak to the proposed transaction on behalf of the company. Accordingly, we ask that you, in turn, please avoid making any statements publicly or privately to any third party and to follow the guidelines set forth herein:

Please refrain from making any statements about our company or our performance in any open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). For further guidance and instruction on the rules governing social media communications, please see the attached guidelines for posting on social media about this event.

Should someone ask you about the process of going public or our company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at Li-Cycle.” If pushed further, please offer to connect the inquirer with the appropriate team members.”

Should you receive any press inquiries, please forward details of the inquiry to the team at media@li-cycle.com, who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

It is an exciting time for all of us at Li-Cycle and I want to take this moment and thank everyone for your continued hard work, dedication, partnership and support toward helping us achieve our company vision and business objectives. We look forward to working with you in this next phase of our business evolution, as we continue on our mission of becoming the global leader in sustainable lithium-ion battery recycling.

Best,

Ajay Kochhar

Co-Founder, President and Chief Executive Officer

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.